SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.      )*


             ZURICH REINSURANCE CENTRE HOLDINGS, INC.
     _______________________________________________________
                         (Name of Issuer)


                           COMMON STOCK
     _______________________________________________________
                  (Title of Class of Securities)


                             989822101
     _______________________________________________________
                          (CUSIP Number)

                         Henry H. Hopkins
                  T. Rowe Price Associates, Inc.
                100 East Pratt Street - 8th Floor
                    Baltimore, Maryland 21202
                           410-345-6640
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 5, 1997
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE ASSOCIATES, INC.
     52-0556948


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
      NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
     _________________________________________


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

Number of      7    SOLE VOTING POWER            173,700
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER     1,321,200
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.04%

14   TYPE OF REPORTING PERSON*

     1A

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock") of Zurich Reinsurance Centre Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005.

Item 2.   Identity and Background.

          (a) - (c), (f) This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the "Adviser"), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies (the "Funds") registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the "Accounts").

          Attached as Schedule A hereto and incorporated herein by reference is a table setting forth all of the executive officers and directors of the Adviser and the business address, principal occupation and citizenship of each such person. The Adviser is a public corporation and has no controlling shareholder.

          (d) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Adviser nor any of the specifically named persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The 136,100 shares of Common Stock heretofore acquired on behalf of Accounts managed by the Adviser on a discretionary basis were acquired for the aggregate purchase price of $4,139,820 (including commissions), using the funds of the respective Accounts. The 1,185,100 shares of Common Stock heretofore acquired by ten Funds were acquired for the aggregate purchase price of $35,699,212 (including commissions), using the funds of the respective Funds. Three of the Funds are sponsored

by the Adviser and serviced by its affiliates (the "Adviser-
Sponsored Funds"). The remaining seven Funds for which the Adviser serves as sub-adviser are sponsored by other financial institutions (the "Sub-Advised Funds").

Item 4.   Purpose of the Transaction.

          On behalf of the Funds and the Accounts, the Adviser acquired and continues to hold the shares of Common Stock for investment purposes. However, in order to serve the interests of the Funds and Accounts, the Adviser may consider alternatives which may be available in light of the Issuer's recent announcement to merge with its parent company, Zurich Insurance Group ("Zurich"), at a price of $39.50 per share for all remaining outstanding shares of Common Stock not already owned by Zurich.

          Accordingly, the Adviser may communicate with management, other shareholders, or any other interested persons to determine what alternative courses of action may better serve the interests of the Funds and Accounts. To that end, the Adviser has sent a letter (attached as Exhibit 1) to the Special Committee of the Issuer's Board of Directors expressing its dissatisfaction with the merger consideration and outlining a number of factors it believes should be considered by the Committee in re-evaluating the fairness of the transaction to minority shareholders. In addition, within the applicable policies and individual investment objectives of each Fund and Account, and subject to market conditions and other pertinent circumstances existing from time to time, additional shares of Common Stock may be acquired or, alternatively, shares of Common Stock may be sold, in either event, through open market or privately negotiated transactions.

          Except as specifically set forth herein, neither the Adviser nor any of the persons listed on Schedule A has any present plans or proposals which relate to or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a)  As of the date hereof, an aggregate of 136,100
shares of Common Stock, or  0.51% of the 26,205,569 shares of
Common Stock issued and outstanding as of March 21, 1997 (as reported in the Issuer's annual report on Form 10-K for the 1996 fiscal year), are owned on behalf of Accounts; and ten Funds own an aggregate of 1,185,100 shares of Common Stock or 4.52% of the
outstanding.   Of this amount, an aggregate of 1,070,000 shares
of Common Stock are owned by the Adviser-Sponsored Funds. The Adviser has investment discretion with respect to each of the Accounts and the Funds and the investment decisions with respect to each Account or Fund are made separately. By virtue of its

authority to dispose or direct the disposition of the shares of Common Stock owned by or on behalf of the Accounts and Funds, the Adviser may be deemed to beneficially own, within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, all such shares, or an aggregate of 1,321,200 shares or 5.04% of the shares outstanding (see paragraph (b) of this Item 5). Each Account and Fund may terminate the grant of discretionary authority to the Adviser at any time.

          (b) The Adviser has sole power to vote or direct the vote of Accounts holding an aggregate of 62,700 shares of Common Stock. With respect to 73,400 shares of Common Stock held on behalf of other Accounts and 4,100 shares held by two Sub-Advised Funds, each such respective Account or Sub-Advised Fund votes or directs the vote of the shares held on its behalf and the Adviser has no authority to vote or direct the vote of any such shares of Common Stock. For the other Sub-Advised Funds, the Adviser has the sole power to direct the vote of the 111,000 shares of Common
Stock held by such Funds.   Each Adviser-Sponsored Fund votes or
directs the vote of the shares of Common Stock owned by it and the Adviser has no authority to vote any such shares; but the personnel making the decision with respect to the voting of shares owned by each Fund are also officers or employees of the Adviser.

As discretionary adviser to the Accounts and the Funds, the Adviser has the authority to dispose or to direct the disposition of all shares of Common Stock in the portfolio of each such Account or Fund. Such authority is subject, in the case of both the Accounts and the Funds, to each client's right to terminate the advisory relationship and revoke the discretionary authority, and, in the case of the Funds, to the general supervision of each Fund's Board of Directors or Trustees.

          (c) 24,500 shares of Common Stock were purchased by the Adviser within the past sixty days on behalf of four Funds and one Account between March 19, 1997 and April 18, 1997 at prices ranging between $37.875 and $38.375 per share.

               9,100 shares of Common Stock were sold by the Adviser within the past sixty days on behalf of four Accounts between March 18, 1997 and April 23, 1997 at prices ranging between $37.8065 to $38.375 per share.

               All of the above transactions were effected in the secondary market through broker-dealers or an electronic automated trading system.

          (d) The Adviser does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Account's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common Stock held for the benefit

of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common Stock is vested in each Account.

          With respect to the shares of Common Stock owned by the Funds, the Funds' custodians, as appointed by the Funds' Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to Be Filed as Exhibits.

          1. Letter dated May 5, 1997 to Special Committee of the Board of Directors of Zurich Reinsurance Centre Holdings,
Inc.

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  May 5, 1997



                                   T. ROWE PRICE ASSOCIATES, INC.




                                   By:

                                        Henry H. Hopkins,
                                        Managing Director

                            SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS - T. ROWE PRICE ASSOCIATES, INC.

Listed below are the directors and executive officers of T. Rowe Price Associates, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the directors and executive officers is as an employee of T. Rowe Price Associates, Inc., and the business address of each is 100 East Pratt Street, Baltimore, Maryland 21202.

     George A. Roche, Chairman of the Board and Managing Director

     James S. Riepe, Vice Chairman of the Board and Managing
     Director

     M. David Testa, Vice Chairman of the Board, Chief Investment
     Officer, and Managing Director

     George J. Collins, Director  (Outside Director effective May
     31, 1997)

     Alvin M. Younger, Jr., Chief Financial Officer, Managing
     Director, Secretary and Treasurer

     Preston G. Athey, Managing Director
     Brian W.G. Berghuis, Managing Director
     Edward C. Bernard, Managing Director
     Stephen W. Boesel, Managing Director
     Thomas H. Broadus, Jr., Managing Director
     Michael A. Goff, Managing Director
     Andrew C. Goresh, Managing Director
     Henry H. Hopkins, Director and Managing Director
     James A.C. Kennedy, Director and Managing Director
     John H. Laporte, Director and Managing Director
     Mary J. Miller, Managing Director
     George A. Murnaghan, Managing Director
     Edmund M. Notzon, III, Managing Director
     Mark E. Rayford, Managing Director
     William T. Reynolds, Director and Managing Director
     Brian C. Rogers, Director and Managing Director
     R. Todd Ruppert, Managing Director
     Charles P. Smith, Managing Director
     Peter Van Dyke, Managing Director
     Charles E. Vieth, Managing Director
     Richard T. Whitney, Managing Director

In addition, the following individuals are outside directors of
T. Rowe Price Associates, Inc.:

George J. Collins, 747 Bywater Road, Gibson Island, MD  21056
     Mr. Collins was the former President, Chief Executive Officer, Director and Managing Director of T. Rowe Price. Effective May 31, 1997, Mr. Collins will no longer be an employee of T. Rowe Price and will become an outside director.

James E. Halbkat, Jr., P.O. Box 23109, Hilton Head Island, SC
29925
     Mr. Halbkat is President of U.S. Monitor Corporation.

Richard L. Menschel, 660 Park Avenue, New York, NY  10021
     Mr. Menschel is a Limited Partner of The Goldman Sachs
     Group, L.P.

John W. Rosenblum, University of Virginia, P.O. Box 6550, Charlottesville, VA 22906
     Mr. Rosenblum is Dean of the Jepson School of Leadership Studies, University of Richmond, The Darden Graduate School of Business Administration, University of Virginia, and a director of the Chesapeake Corporation, Cadmus Communications Corp., Comdial Corp., Cone Mills Corporation and Providence Journal Company.

Robert L. Strickland, Lowe's Companies, Inc., 604 Two Piedmont
Plaza Building, Winston-Salem, NC  27104
     Mr. Strickland is Chairman of Lowe's Companies, Inc. and a director of Hannaford Bros, Co.

Philip C. Walsh, Blue Mill Road, Morristown, NJ  07960
     Mr. Walsh is a retired mining industry executive.

Anne Marie Whittemore, McGuire, Woods, Battle & Boothe, One James Center, Richmond, VA 23219
     Ms. Whittemore is a partner and a member of the Executive Committee of McGuire, Woods, Battle & Boothe, a Richmond-based law firm. in addition, she is a director of Owens &Minor, Inc., USF&G Corporation, James River Corporation, and Albemarle Corporation.

In addition, approximately 132 employees of T. Rowe Price
Associates, Inc. are Vice Presidents of the firm.



May 2, 1997

                            EXHIBIT 1






                                        May 5, 1997

{Name of Committee Member; Title}
Member of Special Committee for the Board of Directors of Zurich Reinsurance Centre Holdings, Inc.
{Office Address of Committee Member}

Re:  Merger Offer by Zurich Insurance Group

Dear Mr. [Marto, Parker, and Neff]:

     T. Rowe Price Associates, Inc. ("TRPA"), as investment adviser to registered investment companies and a number of individually managed accounts for institutional and other clients, is writing to express its dissatisfaction with the recently announced offer by Zurich Insurance Group ("Zurich") to purchase all of the remaining shares of Zurich Reinsurance Centre Holdings, Inc. ("ZRC") not already owned by Zurich for $39.50 per share. TRPA has filed a Schedule 13D dated May 5, 1997, reporting beneficial ownership of 1,321,200 shares of ZRC (5.04% of ZRC's outstanding common stock as of March 21, 1997) on behalf of its clients.

     We believe the $39.50 offer price is inadequate and that the Special Committee should re-evaluate the fairness of the merger price to ZRC's minority shareholders in light of the following factors:

     Zurich's bid price of $39.50 per share is less than our estimate of ZRC's intrinsic value of $39.77 per share.
     Zurich's bid price does not assign any "franchise" value to ZRC, which we believe to be considerable.

     Zurich's bid price, as a multiple to ZRC's estimated October 31, 1997 book value (1.40X), is less than the multiple at the time of ZRC's initial public offering (1.47X). This 1.40X bid price-to-book value multiple is also less than the multiples for two recent, comparable acquisitions involving reinsurers.

     Zurich's bid price does not adequately compensate ZRC minority shareholders for the growth in ZRC's business since its May 1993 IPO. If a ZRC minority shareholder who purchased in the IPO were to accept Zurich's bid offer, the aggregate return to that shareholder over that 47 month period would be 13% based upon share price appreciation alone.


1. ZRC has reported a $27.18 book value per share as of December 31, 1996. ZRC also has reported a $35.08 "economic book value" or "intrinsic value" per share as of the same date. We refer you to pages 38-39 of ZRC's 1995 Annual Report for a discussion of this valuation measure. Assuming the merger closes on October 31, 1997, TRPA estimates that ZRC's book value per share may approximate $28.24 (based upon the consensus earnings estimates by independent analysts covering ZRC and assuming the $0.10 annual dividend paid in 1996 is paid quarterly in 1997). TRPA believes that ZRC's corresponding intrinsic value per share would be approximately $37.00.

     The proposed offering price represents a multiple of 1.40X estimated October 31, 1997 book value per share. This multiple compares to multiples of 2.35X book value per share for General Re's acquisition of National Re (NRE) in 1996 and 3.48X book value per share for Munich Re's acquisition of American Re (ARN) in 1996.

     TRPA recognizes the premium that direct-writing reinsurer franchises such as NRE and ARN command in the marketplace;
     however, the disparity between the premiums paid for NRE/ARN and the ZRC transaction appears to us to be too high.

     We believe ZRC's own measure of intrinsic value per share is a better valuation benchmark for this transaction than that of ZRC's GAAP book value. ZRC's 1995 Annual Report supports this notion:

           "GAAP accounting ... does not reveal ZRC's full created value. Last year we introduced the concept of intrinsic value to give our shareholders a standard by which to measure our performance as managers. We believe that this measure of economic book value sheds more -- but not full -- light on our development. This measure attempts to present an economic value, factoring in the time value of money. It looks strictly at business in-hand, based on premiums in force and loss reserves, as well as the value of our debt, marked-to-market . . . . This value does not,
          however, present our full value because it omits certain soft' or intangible measures, such as market penetration, our powerful and expanding franchise or our superior quality staff."




     Based upon TRPA estimates for ZRC's intrinsic value at $37.00 per share as of October 31, 1997, Zurich's bid represents a mere 7% premium to estimated intrinsic value and does not, in our view, reflect an appropriate value for ZRC's "franchise."

2. Based upon local press reports and a provision of the merger agreement, we believe that Zurich may proceed to consolidate its reinsurance operations in Stamford, CT, after it completes the acquisition of ZRC. It has been reported that this move could generate as much as $190 million in tax credits for Zurich from the state of Connecticut under the Connecticut Insurance Reinvestment Act. Assuming these tax credits are utilized by Zurich, TRPA would estimate their present value to be $110 million using a 7.5% discount rate over a ten-year period.

     We believe the portion of the potential tax credit allocable to ZRC shareholders should be approximately 66% based upon our understanding of the number of ZRC employees relative to the total number of Zurich employees in Connecticut. This allocation of the tax credits approximates $2.77 per share ((($110mm X .66)/26.2 mm shares outstanding) = $2.77).

     We believe ZRC's intrinsic value should be increased by this $2.77 per share for the following reasons:

     a. Tax credits may be used to offset future investment income generated by reserves on ZRC business entered into prior to an assumed merger closing date of October
          31, 1997.

     b. The public shareholders have borne at least part of the economic cost of hiring ZRC employees since May of 1993 (ZRC's IPO date) and building the ZRC "franchise."
          From an estimated start-up in May 1993, ZRC now has 235 employees and we believe only recently have shareholders begun to reap the economic benefits of ZRC's "ramp-up."

          Estimated intrinsic value as of 10/31/97
          $ 37.00
          Tax Credits per ZRC share                 $   2.77
          Intrinsic value @ 10/31/97                 $ 39.77

     Zurich's offer of $39.50 per share is less than ZRC's estimated intrinsic value of $39.77 per share as of October
     31, 1997.

    The above tax credit calculation is estimated and based upon information provided to TRPA by an independent investment research firm we deem reliable. We have not had the opportunity to confirm this information with representatives of either ZRC or Zurich. We merely wish to bring this information to the attention of the Special Committee so that you may determine whether, and the extent to which, your own financial advisers have considered the value of the tax credits in evaluating the fairness of the $39.50 offer price.

3. We believe that by proposing an inadequate offer of $39.50 and by taking their time in the negotiations with the Special Committee (Zurich's original offer of $36 per share was made more than three months ago on January 13, 1997), Zurich has potentially damaged the "value" of the ZRC "franchise" through continued uncertainty. We believe this uncertainty could impact the morale of current employees, and potentially could prompt some to leave. At the very least, this uncertainty does not make for an ideal working environment, and could potentially impact worker productivity. We also believe that the uncertainty regarding ZRC's sale may negatively affect ZRC's ability to attract new business. Thus, the uncertainty regarding ZRC's ultimate ownership structure, we believe, has caused a diminution in economic value for ZRC shareholders. Accordingly, we request that the Special Committee consider the impact of these uncertainties upon the value of ZRC's business, and address whether the $39.50 offer price adequately compensates minority shareholders in light of this potential diminution in value.

4. In May of 1993, Zurich brought ZRC public in an IPO valued at $35 per share, or 1.47X ZRC's book value per share at that date. We note that Zurich's bid of $39.50 is 1.40X TRPA's estimate of ZRC's book value per share at October 31, 1997. This valuation is at a discount to the original IPO when ZRC was essentially a start-up enterprise and did not have a significant amount of written premium. We also note that the minority shareholders did not pay a control premium as part of the 1993 IPO price; in fact, given Zurich's majority ownership, the IPO price most likely reflected a discount for Zurich's majority ownership position. Based upon the difference between the IPO price and Zurich's bid, the aggregate return to minority shareholders over the past 47 months is approximately 13% based upon share price appreciation alone.

     Thus, we believe that the offer price of $39.50 assigns insufficient value to ZRC's "franchise value" based upon the
     growth of ZRC's business since the date of its IPO.   In
     fact, as illustrated above, when we factor in the potential tax credits the transaction would create for the combined ZRC/Zurich enterprise, a negative value would be assigned to the ZRC "franchise." Zurich's bid does not, in our view, adequately compensate minority shareholders for the"intangible measures" that ZRC's management has previously stated are not reflected in ZRC's economic book value.

     We trust that the Special Committee of the Board of
     Directors will consider the above factors in re-evaluating the fairness of the transaction to ZRC's minority
     shareholders.   We stand ready to assist the Special
     Committee in their deliberations and we welcome the opportunity to discuss our views with the Committee and their financial advisers.

                              Sincerely,




                              Daniel M. Theriault, C.P.A., C.F.A.